EXHIBIT 99.1

Independent Proxy Advisory Firms ISS and Glass Lewis Recommend Tricon

Shareholders Vote FOR the Arrangement Resolution

Approving Transaction with Blackstone Real Estate

•         Company Shareholders are reminded to submit their proxies before the proxy voting deadline on Tuesday, March 26, 2024 at 10:00 am (Toronto time).

•         The Board of Directors of Tricon recommends that Company

Shareholders vote FOR the Arrangement Resolution.

Toronto, Ontario - March 18, 2024 – Tricon Residential Inc. (NYSE: TCN, TSX: TCN) (“Tricon” or the “Company”) is pleased to announce that leading independent proxy advisory firms Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co. (“Glass Lewis”) have each recommended that shareholders of Tricon (“Company Shareholders”) vote “FOR” the resolution (the “Arrangement Resolution”) approving the statutory plan of arrangement under the Business Corporations Act (Ontario), pursuant to which Blackstone Real Estate Partners X L.P., together with Blackstone Real Estate Income Trust, Inc., will acquire all outstanding common shares of Tricon (“Common Shares”) for US$11.25 per Common Share in cash (the “Transaction”), at the upcoming special meeting of Company Shareholders (the “Special Meeting”) to be held on Thursday, March 28, 2024 at 10:00 a.m. (Toronto time).

Vote Today

Company Shareholders are reminded that the deadline to vote is fast approaching. Company Shareholders are encouraged to submit their vote in advance by completing the instructions in their form of proxy (in the case of registered Company Shareholders) or voting instruction form (in the case of non-registered Company Shareholders. Registered Company Shareholders must submit their proxies before 10:00 am (Toronto time) on Tuesday, March 26, 2024, or for beneficial Company Shareholders, such earlier time as specified by their intermediaries in the voting instruction form received.

On the unanimous recommendation of the Special Committee, the Board of Directors of Tricon

recommends that Company Shareholders vote FOR the Arrangement Resolution

YOUR VOTE IS IMPORTANT – PLEASE VOTE TODAY

Special Meeting Details

The Special Meeting will be held online at https://web.lumiconnect.com/#/411155572, Password: tricon2024 (case sensitive) and Meeting ID: 411-155-572, on March 28, 2024 at 10:00 a.m. (Toronto time).

Visit Tricon’s Investor Relations website at www.triconresidential.com to access materials and information related to the upcoming Special Meeting.

The management information circular (the “Circular”) and related proxy materials in respect of the Special Meeting have been mailed to Company Shareholders and are filed and available under Tricon’s profile on SEDAR+ at www.sedarplus.ca. A Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”), which includes the Circular and related proxy materials, has been filed with the U.S. Securities and Exchange Commission (“SEC”) and is available under Tricon’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Details of the Special Meeting and how Company Shareholders or their duly appointed proxyholders can attend, access, participate in and vote at the Special Meeting are set out in the Circular.

Questions

If you have any questions about the information contained in this news release in connection with the Special Meeting, or require any assistance voting, please contact our proxy solicitation agent and shareholder communications advisor, Laurel Hill Advisory Group, at 1-877-452-7184 (toll-free within North America) or by calling 1-416-304-0211 (outside of North America) or by email at assistance@laurelhill.com.

About Tricon Residential Inc.

Tricon Residential Inc. (NYSE: TCN, TSX: TCN) is an owner, operator and developer of a growing portfolio of approximately 38,000 single-family rental homes in the U.S. Sun Belt and multi-family apartments in Toronto, Canada. Our commitment to enriching the lives of our employees, residents and local communities underpins Tricon’s culture and business philosophy. We provide high-quality rental housing options for families across the United States and in Toronto, Canada through our technology-enabled operating platform and dedicated on-the-ground operating teams. Our development programs are also delivering thousands of new rental homes and apartments as part of our commitment to help solve the housing supply shortage. At Tricon, we imagine a world where housing unlocks life’s potential. For more information, visit www.triconresidential.com.

For further information, please contact:

Wissam Francis EVP & Chief Financial Officer Email: IR@triconresidential.com	Wojtek Nowak Managing Director, Capital Markets

Tricon Media Contact:

Tara Tucker Senior Vice President, Corporate and Public Affairs Email: mediarelations@triconresidential.com

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Forward-Looking Information

Certain statements contained in this news release may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "plan", "expect", "may", "will", "intend", "should", and similar expressions. This information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information. Forward-looking information in this news release includes, but is not limited to, statements with respect to the expected completion of the Transaction, and the holding of the Special Meeting and the timing thereof.

Such forward-looking information and statements involve risks and uncertainties and are based on management’s current expectations, intentions and assumptions, including expectations and assumptions concerning receipt of required approvals and the satisfaction of other conditions to the completion of the Transaction. There can be no assurance that the proposed Transaction will be completed, or that it will be completed on the terms and conditions contemplated.  Accordingly, although the Company believes that the expectations and assumptions on which the forward-looking information contained in this news release is based are reasonable, undue reliance should not be placed on the forward-looking information because Tricon can give no assurance that it will prove to be correct. Since forward-looking information addresses future events and conditions, by its very nature it involves inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: the failure to obtain necessary approvals or satisfy (or obtain a waiver of) the conditions to closing the Transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction; material adverse changes in the business or affairs of Tricon; Tricon’s ability to obtain the necessary Company Shareholder approval (including the “minority approval”) at the Special Meeting; the parties’ ability to obtain requisite Court and regulatory approvals; either party’s failure to consummate the Transaction when required or on the terms as originally negotiated; risks related to the disruption of management time from ongoing business operations due to the Transaction and possible difficulties in maintaining customer, supplier, key personnel and other strategic relationships; potential litigation relating to the Transaction, including the effects of any outcomes related thereto; the possibility of unexpected costs and liabilities related to the Transaction; competitive factors in the industries in which Tricon operates; interest rates, currency exchange rates, prevailing economic conditions; and other factors, many of which are beyond the control of Tricon. Additional factors and risks which may affect Tricon, its business and the achievement of the forward-looking statements contained herein are described in the “Risk Factors” section of the Circular as well as Tricon’s annual information form and Tricon’s management’s and discussion and analysis for the year ended December 31, 2023, and in the other subsequent reports filed on the SEDAR+ profile of Tricon at www.sedarplus.ca and Tricon’s filings with the SEC, including the Schedule 13E-3, which includes the Circular, on www.sec.gov.

The forward-looking information contained in this news release represents Tricon’s expectations as of the date hereof, and is subject to change after such date. Tricon disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.